Exhibit 99.1

January 27, 2026

REPORT OF VOTING RESULTS OF NEW GOLD INC.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matter submitted to the special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of New Gold Inc. (the “Company”) held on January 27, 2026, which is described in the management information circular of the Company dated December 19, 2025 (the “Circular”).

The matter voted upon at the Meeting and the results of the voting were as follows:

Approval of the Arrangement Resolution

The special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) was passed, pursuant to which 1561611 B.C. Ltd. (the “Purchaser”), a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”), will acquire all of the issued and outstanding common shares of the Company in accordance with the terms of the arrangement agreement dated November 2, 2025 between the Company, Coeur and the Purchaser. The full text of the Arrangement Resolution is set forth in Appendix A to the Circular. The Arrangement Resolution required approval of (i) at least two-thirds of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes of certain related parties as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The results of the proxies and ballots received on this matter were as follows:

	Votes For	%	Votes Against	%
All Shareholders	476,065,996	99.22	3,727,348	0.78
All Shareholders except those required to be excluded under MI 61-101	475,775,946	99.22	3,727,348	0.78

New Gold Inc.

(signed) Sean Keating

Sean Keating

Vice President, General Counsel and Corporate Secretary